April 28, 2008	Christopher P. Harvey

VIA EDGAR U.S. Securities and Exchange Commission File Desk 100 F Street, N.E. Washington, D.C. 20549	+1 617 526 6532 (t) +1 617 526 5000 (f) christopher.harvey@wilmerhale.com

Re:	Sun Capital Advisers Trust (the “Trust”) File Nos. 333-59039; 811-08879

Dear Ladies and Gentlemen:

Enclosed herewith for electronic filing on behalf of the Trust pursuant to: (i) the Securities Act of 1933, as amended (the “1933 Act”) and paragraph (b) of Rule 485 thereunder; (ii) the Investment Company Act of 1940, as amended (the “1940 Act”); and (iii) Rule 101(a) of Regulation S-T is post-effective amendment No. 21 under the 1933 Act and post-effective amendment No. 22 under the 1940 Act to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment contains an Initial Class Prospectus and a Service Class Prospectus for Sun Capital Investment Grade Bond Fund, Sun Capital Money Market Fund, Sun Capital Global Real Estate Fund (formerly, Sun Capital Real Estate Fund), SC Davis Venture Value Fund, SC Oppenheimer Main Street Small Cap Fund, SC Oppenheimer Large Cap Core Fund (formerly, Sun Capital All Cap Fund), SC FI Large Cap Growth Fund, SC Blue Chip Mid Cap Fund, SC Lord Abbett Growth & Income Fund, SC Goldman Sachs Mid Cap Value Fund, SC Goldman Sachs Short Duration Fund, and SC PIMCO High Yield Fund (each, a “fund” and collectively, the “funds”), a combined Statement of Additional Information for the Initial Class and Service Class of the funds, Part C and three exhibits.

This letter also responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally on April 4, 2008 relating to post-effective amendment No. 20 under the 1933 Act and post-effective amendment No. 21 under the 1940 Act to the Trust’s registration statement, which was filed with the Commission on February 29, 2008. For the staff’s convenience, its comments are restated below, followed by the Trust’s responses.

Prospectuses

Comment 1. On page 7 of the Prospectuses, please clarify that the FTSE EPRA/NAREIT Global Real Estate Index has been included in the “Average annual returns” table for Sun Capital Global Real Estate Fund because it will become the comparative index going forward, not because it was a comparative index in any of the past periods depicted in the table.

Response: Accepted. A fourth sentence has been inserted in the paragraph immediately below the “Average annual returns” table, which reads as follows: “The FTSE EPRA/NAREIT Global Real Estate Index has been included in the table for the fund because it will become the comparative index going forward, and not because it was a comparative index in any of the past periods depicted.”

Comment 2. On page 7 of the Prospectuses, please supplementally confirm that in the final printed prospectus the text following the Sun Capital Global Real Estate Fund’s “Average annual returns” table and footnote will be distinguishable in font size from the footnote and compliant with Commission specifications.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
Beijing	Berlin	Boston	Brussels	London	Los Angeles	New York	Oxford	Palo Alto	Waltham	Washington

U.S. Securities and Exchange Commission

April 28, 2008

Response: Confirmed. In the final printed prospectus, the text following the “Average annual returns” table and footnote will be of a larger font size (10 point type as required by Rule 420 under the 1933 Act) than the footnote.

Comment 3. On page 8 of the Prospectuses, please close the parenthetical in the last sentence of the first paragraph of SC Davis Venture Value Fund’s “How Investments Are Selected” section.

Response: Accepted.

Comment 4. On page 8 of the Prospectuses, please add disclosure to SC Davis Venture Value Fund’s “PRINCIPAL RISKS OF INVESTING IN THE FUND” section regarding the potential effect of the sub-prime crisis on the fund’s investments in the financial services sector.

Response: Accepted. A fifth bullet point has been added to the section following the sentence “Risks of investing in the financial services sector include:” which reads as follows: “Some financial services companies may have credit exposures that under certain circumstances could result in a substantial loss (e.g., sub-prime loans).”

Comment 5. On page 9 and 11 of the Service Class Prospectus, please describe how the “FUND PERFORMANCE” information of SC Davis Venture Value Fund and SC Oppenheimer Main Street Small Cap Fund will differ from the Initial Class performance information if Initial Class performance information is provided instead of Service Class performance information. Please also revise the mistaken references to “Series Class” shares on pages 9, 11 and 12.

Response: Not applicable. The reference to “Initial” Class performance on page 9 and to “Series” Class performance on page 11 was erroneous. Thus, all references to the performance of “Initial” Class shares will be removed from the Service Class Prospectus for SC Davis Venture Value Fund and SC Oppenheimer Main Street Small Cap Fund. A full year of investment performance for the Service Class shares of each fund is available and will be provided in the final Prospectus. All references to the “Series Class” on pages 9, 11 and 12 of the Service Class Prospectus have been revised to read “Service Class.”

Comment 6. On page 13 of the Service Class Prospectus, please revise the date of inception provided for FI Large Cap Growth Fund’s Service Class shares in the footnote to the “Average annual returns” table.

Response: Accepted. The footnote has been revised to specify a 5/1/06 inception date.

Comment 7. On page 14 of the Prospectuses, please clarify in SC Blue Chip Mid Cap Fund’s “KEY INVESTMENTS AND STRATEGIES” section that capitalization is measured at the time the fund buys the security and that the fund is not required to sell the security if the issuer’s capitalization changes so that it is no longer within the range of the Russell Midcap Index or the S&P MidCap 400 Index.

U.S. Securities and Exchange Commission

April 28, 2008

Response: Accepted. A fourth sentence has been added to the first paragraph of the “KEY INVESTMENTS AND STRATEGIES” section which reads: “The fund measures capitalization at the time the fund buys the security; the fund is not required to sell the security if the issuer’s capitalization changes so that it is no longer within the range of the Russell Midcap Index or the S&P MidCap 400 Index.”

Comment 8. On page 15 of the Service Class Prospectus, please revise SC Blue Chip Mid Cap Fund’s “Year-by-year total returns for Initial Class shares” table to conform with the same table on page 15 of the Initial Class Prospectus.

Response: Accepted.

Comment 9. On page 22 of the Prospectuses, please add disclosure to SC PIMCO High Yield Fund’s “PRINCIPAL RISKS OF INVESTING IN THE FUND” section regarding the potential impact of the sub-prime mortgage crisis on the fund.

Response: Accepted. A second bullet has been inserted in the “PRINCIPAL RISKS OF INVESTING IN THE FUND” section which reads as follows: “The residential mortgage market in the United States experiences difficulties that adversely affect the performance and market value of certain of the fund’s mortgage-related investments.”

Comment 10. On page 24 of the Prospectuses, please supplementally confirm that the expense limitations will remain in effect until April 30, 2009.

Response: Confirmed. The expense limitations for the Trust will remain in effect until at least April 30, 2009.

Comment 11. On page 37 of the Service Class Prospectus, please complete the final sentence in the second paragraph of the “Valuation of Shares” section with a period.

Response: Accepted.

Comment 12. Please add to each fund’s “PRINCIPAL RISKS OF INVESTING IN THE FUND” section, where not already present, the disclosure contained in Sun Capital Investment Grade Bond Fund which reads: “The adviser’s judgments about the relative values of securities selected for the fund’s portfolio prove to be wrong.”

Response: Accepted.

Statement of Additional Information

Comment 13. On page 23 of the Statement of Additional Information, please explain in the “Short-term trading and portfolio turnover” section any significant variation in the funds’ portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year.

U.S. Securities and Exchange Commission

April 28, 2008

Response: Accepted. The last sentence in the paragraph of the section has been revised to read as follows: “Oppenheimer Main Street Small Cap Fund had a turnover rate of 126% in fiscal year 2007, as compared to a portfolio turnover rate of 206% in fiscal year 2006. The higher turnover rate in 2006 was primarily due to a portfolio restructuring that resulted from changing the fund’s subadviser from OpCap Advisors to OppenheimerFunds, Inc. in January 2006. FI Large Cap Growth Fund had a turnover rate of 307% in fiscal year 2007, as compared to a portfolio turnover rate of 110% in fiscal year 2006, with the increase in turnover rate largely resulting from portfolio restructuring subsequent to the transfer of assets into the fund pursuant to a substitution order issued by the SEC.”

Comment 14. On page 33 of the Statement of Additional Information, please state the nature of the business of Canaccord Adams, Inc. where listed in the “Principal occupation(s) during past 5 years” section with respect to Mr. Joseph L. Ciardi.

Response: Accepted. The “Principal occupation(s) during the past 5 years” section has been revised to indicate that Canaccord Adams Inc. is “an independent financial services firm.”

Comment 15. On page 41 of the Statement of Additional Information, please state in the “Restrictions on Personal Trading” section whether the underwriter has a code of ethics.

Response: Accepted. The first sentence in the “Restrictions on Personal Trading” section has been revised to read as follows: “In order to avoid conflicts with portfolio trades for the funds, the adviser and subadvisers have each adopted a code of ethics pursuant to Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The funds’ underwriter has not adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act because it has no “Access Persons” as defined in the Rule.”

Comment 16. On page 42 of the Statement of Additional Information, please state in the “Independent Registered Public Accounting Firm” section the services provided to the Trust by its independent registered public accounting firm.

Response: Accepted. A second sentence has been added to the section which reads as follows: “The independent registered public accounting firm provides auditing and tax services to the funds.”

Comment 17. On page 57 of the Statement of Additional Information, please provide a breakdown of the Rule 12b-1 fees paid by the Trust to Clarendon in 2007, pursuant to Item 14(g)(1) of Form N-1A. If such a breakdown of the Rule 12b-1 fee is not possible, please provide an explanation of the reason.

Response: Accepted in part. The following sentence has been inserted at the end of the last paragraph on page 57: “Of the amount paid to Clarendon under the Plan in the fiscal year ending December 31, 2007, no portion was retained by Clarendon. Pursuant to Servicing Agreements, Clarendon paid 100% of the amount it received under the Plan to affiliated insurance company service providers as compensatory payments for any type of services permitted under the Plan.” Further detail is not available to the Trust, as compensatory payments made to these parties are not otherwise restricted or earmarked as to their end use by such parties. This is consistent with the Plan’s status as a compensation rather than a reimbursement Plan.

U.S. Securities and Exchange Commission

April 28, 2008

Comment 18. On page 66 of the Statement of Additional Information, please revise the second sentence in the “FINANCIAL STATEMENTS” section to refer to the fiscal year ended December 31, 2007 rather than 2006.

Response: Accepted.

General

Comment 19. Please add the statement required pursuant to Rule 510 of Regulation S-K, which reads: “Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

Response: Confirmed. The statement required pursuant to Rule 510 of Regulation S-K is already present in Item 25 of the Amendment’s Part C, as the second sentence of the fourth paragraph thereunder.

Comment 20. Please add service marks where necessary throughout the Prospectuses and SAI.

Response: Accepted. Service marks will be added throughout the final printed Prospectuses and SAI.

*****

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The above referenced changes are reflected in this Amendment made pursuant to Rule 485(b) under the 1933 Act. The Amendment is intended to become effective on May 1, 2008.

If you have any questions or comments, please do not hesitate to contact me at (617) 526-6532 (collect) or Gretchen Passe Roin, Esq. at (617) 526-6787 (collect).

Very truly yours,

/s/ Christopher P. Harvey

Christopher P. Harvey

Attachments

cc:	Michelle Roberts, Esq. (Division of Investment Management)
Maura A. Murphy, Esq.